Filed by Wheeling-Pittsburgh Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Clayton Acquisition Corporation

Commission File No.: 333-142822

November 6, 2007

Dear Shareholders,

On November 27, 2007 Wheeling Pittsburgh Corporation will hold a special shareholder meeting to vote on the combination with Esmark. This vote will determine the future of our company. I am writing to encourage you to vote for the proposed merger between Wheeling-Pitt and Esmark because I believe it to be in the best interests of all shareholders. Below, I will explain why I feel this way and detail our aggressive plans to return the steelmaking operations of New Esmark to profitability in 2008.

Let me first describe why the combination with Esmark needs to be completed. In short, Wheeling-Pitt cannot continue to be viable as a standalone entity without a stronger balance sheet, dramatically reduced cost structure, and a broader, larger and more profitable customer base.

Stronger Balance Sheet.

Given the cyclical nature of the steel industry, maintaining a strong balance sheet is a must. During the last two decades the landscape became littered with bankrupt steel companies that were not able to survive the downturns in the marketplace. Wheeling-Pitt has too much debt. The merger will address this problem by immediately bringing fresh capital into New Esmark of at least $50 million and as much as $200 million. This would not be possible without Esmark’s largest shareholder, Franklin Mutual Advisers, which has agreed to guarantee that New Esmark will receive $200 million for the issuance of shares of New Esmark in connection with the purchase rights feature of the combination.

The addition of Esmark also improves the balance sheet. Esmark continues to be profitable, has no long term debt, and will deliver a net positive working capital balance to New Esmark of $100 million.

All in, with the cash coming in, permanent financing to be entered into after the merger, and conversion of most of the convertible instruments we hope to reduce the debt of the combined companies from approximately $525 million at this time to approximately $275 million by year end. It will be a pleasure to see a Wheeling-Pitt balance sheet that is more equity than debt.

Further, in July of this year, a West Virginia jury unanimously awarded the Company and our joint venture, Mountain States Carbon, $219.85 million in a lawsuit against Massey Energy Company and its subsidiary Central West Virginia Energy Company. Massey has publicly stated that it will appeal the verdict and we will vigorously defend the jury’s decision if appealed. Our balance sheet will be additionally enhanced when and if we recover any amounts, including interest that is accruing during the appeal process.

Plan to Lower Costs.

The steel manufacturing sector continues to experience rising costs of energy, raw materials, labor and transportation at a time that steel prices remain soft and flat. The steel industry itself could be viewed as having survived a mild recession this past year. It appears to us that demand for flat rolled products is off roughly 10-15 percent in the U.S. from last year. In times like this, when selling prices and demand are low, and raw material and other costs are increasing, the only producers who can be profitable are those that have low cost structures.

Wheeling-Pitt currently has neither the raw material advantages of the integrated producers nor the labor and technical cost structure of the mini-mills. Although we took a number of steps to lower costs at operating units this past year, the increased cost of scrap for our Electric Arc Furnace (EAF) and the rise in energy and raw materials required for our blast furnace operation overwhelmed our efforts to reduce operating expenses. The Esmark merger and the liquidity (and balance sheet) it brings will provide time and capital for us to continue to attack our cost structure.

Of course, we can’t influence the price of iron ore, scrap or natural gas. These costs will remain high or go up in all scenarios we can envision. Similarly, labor rates and transportation costs are not going down. They are going up. Wheeling-Pitt has a plan which we believe will lower our dependence on each cost category. Our medium term corporate goal is to reduce our overall operating cost structure by $150 million per annum. The cost rationalization process has already begun.

Our plan consists of a two-step transition: (1) Immediate Restructuring for 2008 Profitability, and (2) Strategic Investment Considerations for Long Term Profitability.

Restructuring for 2008 Profitability

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Immediate actions are being taken to rationalize our existing equipment and redirect our product offerings. Our mills are spread out over a wide area and a number of our production units are severely underutilized and are not capable of competing with modern facilities and new technology. In particular, we will:

•	Maximize our profitable cold rolling capability and the trade sales of those products and limit our less profitable cold rolled products.

•	Optimize our value-added, high margin corrugating (WCC) division.

•	Discontinue noncompetitive product offerings.

•	Idle underutilized and noncompetitive equipment.

•	Rebalance our scheduling of operating, maintenance, and support service manpower to match the restructured product flows and equipment utilization.

•	Reduce and realign administrative and labor activities in line with the above operational restructuring.

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Following our July EAF outage, we have been making dramatic improvements in our ability to charge hot metal into our EAF. This allows us to reduce our dependence on high cost scrap, eliminate the use of expensive pig iron and minimize electric power consumption. This will also improve our overall steelmaking conversion costs.

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The Company and the United Steelworkers (USW) formed a Joint Strategic Labor Management Committee to discuss adjustments to business strategy and workplace changes. In partnership with the USW, we will work together to realign manpower consistent with our obligations under the collective bargaining agreement.

•	We are actively pursuing a plan to enable us to begin producing merchant pig or granulated iron in 2008.

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We are taking steps to become energy self sufficient. Wheeling-Pitt spends approximately $7-10 million per month on natural gas. We are in the process of investigating the recovery of believed substantial natural gas deposits on 1,700 acres of property owned by our company. If the reserves are proven and recoverable, then we have the possibility to significantly reduce our natural gas costs. We currently expect that this project could begin to reduce our dependence on volatile purchased natural gas as early as the 3rd Quarter of 2008.

Strategic Investment Considerations for Long-Term Profitability

•	Our 80" Hot Strip Mill facility is a very valuable asset. We are evaluating plans to upgrade the mill’s capability, enabling it to produce a broader spectrum of more profitable products.

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We plan to take the hot strip mill’s annualized production rate above the 3 million ton level in 2008. This plan fits well with our formulation of E2 Acquisition Corporation’s acquisition of Sparrows Point, which would be an ideal source for the required incremental high quality slabs.

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Wheeling-Pitt has been considering a number of possibilities and scenarios for making capital investments that will provide us with highly competitive finishing capability, including rationalization of our 3 existing pickling lines; a long-term strategy and solution for sheet cold rolling; and/or replacement of our higher-cost galvanizing equipment with modern hot dip technology.

We also believe that combining our steel operations with those of Sparrows Point makes sense. After E2’s acquisition of Sparrows Point, we will pursue a combination with the new owners of Sparrows Point, subject to approval of our board and shareholders.

Linking Distribution and Production.

Our underlying strategy is to change the steel supply chain model in North America by combining a mill with service centers. This is the model used and employed by successful companies in their operations in Europe, such as ArcelorMittal and Corus. The steel operations of Wheeling-Pitt, which is essentially a spot player with a small customer base, will benefit by creating more customers for its products. Esmark is a steel distribution company with a customer base of approximately 2,000 customers which stretch across the states of Illinois, Wisconsin, Indiana, Michigan, Missouri, and Ohio. We believe that steel consumption in these states comprises a significant part of the steel consumption in the United States. The distribution operations will benefit by allowing the service centers to offer customers faster, more efficient and just-in-time service. Ultimately, we believe this combination will enhance shareholder value.

Finally, I cannot pass up the opportunity to point out how valuable our partnership with the USW is to accomplishing our plans. The USW and our employees believe in our strategy. They care very deeply about the success of New Esmark and they are helping. With continued support, I am convinced we have the right people, partners and strategy to become a low cost “big 4” producer of steel in North America.

I am also thankful to Esmark and its largest shareholder, Franklin Mutual Advisers, for remaining steadfast in their determination to build this company into something very special.

We have through the merger agreement provided each shareholder of Wheeling-Pitt the ability to also share in our strategy to change the steel supply chain model in North America through the right to purchase shares of New Esmark stock at $19 per share. These purchase rights will not only improve the capital structure of our company, but they provide Wheeling-Pitt stockholders with the opportunity to reduce dilution and participate in the upside of the strategy to combine distribution with production.

I ask for your continuing support and to vote “FOR” the merger on November 27.

Sincerely,

James P. Bouchard

Chairman and Chief Executive Officer

If you have additional questions about the special meeting or the combination, including the procedures for voting your shares, or if you would like additional copies, without charge, of the proxy statement/prospectus, you should contact Wheeling-Pitt’s proxy solicitation agent, Innisfree M&A Incorporated at (888) 750-5834 (toll-free). If your broker holds your shares, you may also call your broker for additional information.

Cautionary Notes Regarding Forward-Looking Statements

This letter contains certain projections or other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities-Exchange Act regarding future events or the future financial performance of New Esmark and Wheeling-Pittsburgh Corporation that involve risks and uncertainties. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from actual future events or results. These risks and uncertainties include, among others, factors relating to (i) the risk that the businesses of Esmark and Wheeling-Pitt will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected; (ii) the risk that expected benefits of vertical integration do not materialize; (iii) the ability of Esmark and Wheeling-Pitt to realize the expected benefits from the combination, including the ability to enter permanent financing on satisfactory terms, expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any of these expected benefits; (iv) the risk of unexpected consequences resulting from the proposed combination; (v) the ability of the combined company to operate successfully within a highly cyclical industry; (vi) the extent and timing of the entry of additional competition in the markets in which the combined company will operate; (vii) the risk of decreasing prices for the combined company’s products; (viii) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (ix) rising worldwide transportation costs due to historically high and volatile oil prices; (x) the ability of the combined company to implement and complete restructuring plans for Wheeling-Pitt; (xi) the ability of the combined company to realize on natural gas deposits on its properties; and (xii) certain other risks identified in section “Item 1A – Risk Factors” of Wheeling-Pitts’ Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and other reports and filings with the SEC by Wheeling-Pitt and New Esmark, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. In addition, any forward-looking statements represent Wheeling-Pittsburgh Corporation’s views only as of today and should not be relied upon as representing views as of any subsequent date. While Wheeling-Pittsburgh Corporation may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

In connection with the proposed business combination of Wheeling-Pittsburgh Corporation (“Wheeling-Pitt”) and Esmark Incorporated (“Esmark”), Clayton Acquisition Corporation (“New Esmark”) has filed with the SEC a registration statement on Form S-4 and related definitive proxy statement with the SEC. Stockholders of Wheeling-Pitt and Esmark are urged to read the registration statement, definitive proxy statement/prospectus dated October 26, 2007 and any other relevant documents, filed with the SEC, as well as any amendments or supplements to those documents when they become available, because they contain, or will contain, important information, including information on the proposed transaction as well as participants and their interests in New Esmark, Wheeling-Pitt and Esmark. Stockholders may obtain a free copy of the registration statement and related proxy statement/prospectus, as well as other filings containing information (when they become available) about New Esmark, Wheeling-Pitt and Esmark, at the SEC’s website at http://www.sec.gov. New Esmark, Wheeling-Pitt, Esmark and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pitt in connection with the proposed business combination transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related definitive proxy statement/prospectus. Investors and security holders are urged to read the definitive proxy statement/prospectus, and other relevant materials (when they become available), before making any voting or investment decision with respect to the proposed combination. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Included with the foregoing letter was the following correction to the proxy statement/prospectus dated October 26, 2007:

On the cover page of the proxy statement/prospectus dated October 26, 2007, the incorrect telephone number is printed for Innisfree. If you have any questions or need assistance voting your shares, contact Innisfree M&A Incorporated, toll-free at (888) 750-5834.